

June 9, 2015

Shane Drdul
Cheetah Enterprises, Inc.
Condominio Torres Paseo Colon #604
San Jose, Costa Rica

> **Re:** **Cheetah Enterprises, Inc.**
> **Pre-effective Amendment No. 1 to Registration Statement on Form S-1**
> **Filed May 29, 2015**
> **File No. 333-203080**

Dear Mr. Drdul:

    We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors

U.S. investors may not be able to enforce their civil liabilities against our company or certain of our directors, controlling persons and officers located outside of the United States, page 8

1. We note your disclosure that "it may be difficult for U.S. shareholders to bring an original action in the Canadian courts to enforce liabilities based on the U.S. federal securities laws against us and any of our non-U.S. resident executive officers or directors." Please clarify whether your officers or directors reside in Canada, or otherwise explain your connection to Canada to provide context for the disclosure.

Dilution, page 17

2. We are unable to recalculate net tangible book value after stock sale. Please provide us with your calculations of net tangible book value after each stock sale scenario as of February 28, 2015.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jim Allegretto, Senior Assistant Chief Accountant, at 202-551-3849 if you have questions regarding comments on the financial statements and related matters. Please contact Jacqueline Kaufman, Staff Attorney, at 202-551-3797, or Lilyanna Peyser, Special Counsel, at 201-551-3222, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Assistant Director
Mara L. Ransom

cc: Thomas E. Stepp, Jr.